Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to hold Oil Sands Operations Presentation

Calgary, Alberta (July 5, 2022) – Suncor will hold an Oil Sands Operations presentation on July 13, 2022 from 7:00 a.m. to 10:00 a.m. MT (9:00 a.m. to 12:00 p.m. ET).

The presentation will focus on the company’s oil sands operations and providing updates on production and operational actions and plans to ensure safe and reliable performance, with presenters:

●	Mark Little, president and chief executive officer
●	Peter Zebedee, executive vice president, Mining & Upgrading
●	Shelley Powell, senior vice president, E&P and In Situ
●	Bruno Francoeur, executive vice president, Business & Operations Services

The presentation will be available via webcast. To participate in the webcast or to view the archive, go to suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter.

Investor inquiries:	Media inquiries:
1-800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com